Exhibit 99.1

Envoy Capital Group Inc.

Third Quarter Report 2011

Envoy Capital Group Inc.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Envoy Capital Group Inc.
Consolidated Balance Sheets
Unaudited - Prepared by Management
(Expressed in Canadian dollars)

As at:		June 30 2011	September 30 2010

Assets

Current
Cash		$2,803,422	$8,435,679
Investments held for trading	note 3	3,193,908	6,721,128
Accounts receivable, net		56,605	11,170
Prepaid expenses		38,018	209,762
Loans receivable	note 4	1,881,492	-
Assets held for disposal	note 5	2,151,725	2,470,890
		10,125,170	17,848,629

Investments	note 3	-	141,006
Real estate	note 6	1,116,000	1,116,000
Property, plant and equipment		13,365	61,698
Assets held for disposal	note 5	290,582	402,220
		$11,545,117	$19,569,553

Liabilities and Shareholders' Equity

Current
Bank indebtedness	note 7	$-	$780,000
Accounts payable and accrued liabilities		176,052	435,807
Derivatives held for trading	note 8	-	775,318
Liabilities related to assets held for disposal	note 5	723,184	639,624
		899,236	2,630,749

Liabilities related to assets held for disposal	note 5	98,296	70,178
		997,532	2,700,927

Minority interest	note 9	-	7,242

Shareholders' equity
Share capital	note 10	8,762,524	8,762,524
Contributed surplus		29,781,172	29,781,172
Deficit		(27,996,111)	(21,682,312)
		10,547,585	16,861,384
		$11,545,117	$19,569,553

On behalf of the Board:
(signed)	(signed)
Robert Pollock,	Dave Guebert,
Director	Director

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statements of Operations and Comprehensive Income (Loss)
Unaudited - Prepared by Management
(Expressed in Canadian dollars)

For the nine months ended:		June 30 2011	June 30 2010

Net investment gains	note 3	$1,641,252	$197,710
Interest and dividend income	note 3	48,077	23,285
		1,689,329	220,995

Operating expenses:
Salaries and benefits		829,451	1,530,823
General and administrative	note 6	543,341	788,928
Occupancy costs		64,857	86,461
		1,437,649	2,406,212

Depreciation		15,847	23,063

Interest expense and financing costs		10,865	24,205

Restructuring expense	note 13	6,061,413	2,414,948
		7,525,774	4,868,428
Loss before income taxes, minority interest and discontinued operations		(5,836,445)	(4,647,433)

Income tax expense - current		-	-
- future		-	-

Loss before minority interest and discontinued operations		(5,836,445)	(4,647,433)

Minority interest		(7,018)	(3,379)

Loss from continuing operations		(5,829,427)	(4,644,054)

(Loss) earnings from discontinued operations, net of income taxes	note 5	(484,372)	77,320

Net loss and comprehensive loss		$(6,313,799)	$(4,566,734)

Loss per share
Basic		$(0.79)	$(0.55)
Diluted		$(0.79)	$(0.55)

Loss per share - continuing operations
Basic		$(0.73)	$(0.56)
Diluted		$(0.73)	$(0.56)

Loss (earnings) per share - discontinued operations
Basic		$(0.06)	$0.01
Diluted		$(0.06)	$0.01

Weighted average number of common shares outstanding - basic		8,028,377	8,302,652
Weighted average number of common shares outstanding - diluted		8,028,377	8,302,652

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statements of Retained Earnings (Deficit)
Unaudited - Prepared by Management
(Expressed in Canadian dollars)

For the nine months ended:	June 30	June 30
	2011	2010

Deficit, beginning of period	$(21,682,312)	$(17,539,820)

Net loss	(6,313,799)	(4,566,734)

Deficit, end of period	$(27,996,111)	$(22,106,554)

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statements of Cash Flows
Unaudited - Prepared by Management
(Expressed in Canadian dollars)

For the nine months ended:	June 30	June 30
	2011	2010
Cash flows from operating activities:

Net loss	$(6,313,799)	$(4,566,734)

Items not involving cash:
Loss (income) from discontinued operations	484,372	(77,320)
Depreciation	15,847	23,063
Minority interest	(7,018)	(3,379)
Change in fair value of held for trading investments	(1,641,252)	(135,705)

Net change in non-cash working capital balances:
Accounts receivable	(45,435)	(10,202)
Prepaid expenses	171,744	111,161
Investments held for trading	5,168,472	(569,925)
Accounts payable and accrued liabilities	(259,755)	108,783
Derivatives held for trading	(775,318)	134,745
Net cash provided by (used in) operating activities	(3,169,656)	(4,851,413)

Cash flows from financing activities:
Operating line of credit	(780,000)	775,000
Minority interest	(224)	(2,651)
Net cash provided by (used in) financing activities	(780,224)	152,191

Cash flows from investing activities:
Loans receivable	(1,881,492)	-
Investments	141,006	31,779
Net cash provided by (used in) investing activities	(1,740,486)	31,779

Net change in cash from continuing operations	(5,690,366)	(4,667,443)

Cash flows from discontinued operations
Net cash provided by operating activities	(217,202)	(774,563)
Net change in cash from discontinued operations	(217,202)	(774,563)

Net change in cash	(5,907,568)	(5,442,006)

Cash, beginning of period	8,435,679	13,206,423
Add: cash, beginning of period for the discontinued operations	275,311	725,247
Less: cash, end of period for the discontinued operations	-	214,019

Cash, end of period	$2,803,422	$8,703,683

Supplemental cash flow information:
Interest paid	$20,139	$24,205
Income taxes paid	-	-

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statements of Operations
Unaudited - Prepared by Management
(Expressed In Canadian dollars)

For the three months ended:		June 30	June 30
		2011	2010

Net investment losses	note 3	$(260,665)	$(1,203,952)
Interest and dividend income	note 3	33,923	10,797
		(226,742)	(1,193,155)

Operating expenses:
Salaries and benefits		126,461	410,756
General and administrative		149,932	116,006
Occupancy costs		13,872	27,110
		290,265	553,872

Depreciation		1,215	7,168

Interest expense and financing costs		-	4,494
		291,480	565,534
Loss before income taxes, minority interest
and discontinued operations		(518,222)	(1,758,689)

Income tax expense - current		-	-
- future		-	-

Loss before minority interest and discontinued operations		(518,222)	(1,758,689)

Minority interest		-	(1,665)

Loss from continuing operations		(518,222)	(1,757,024)

(Loss) earnings from discontinued operations, net of income taxes	note 5	(77,282)	313,887

Net loss and comprehensive loss		$(595,504)	$(1,443,137)

Loss per share
Basic		$(0.07)	$(0.18)
Diluted		$(0.07)	$(0.18)

Loss per share - continuing operations
Basic		$(0.06)	$(0.22)
Diluted		$(0.06)	$(0.22)

Loss (earnings) per share - discontinued operations
Basic		$(0.01)	$0.04
Diluted		$(0.01)	$0.04

Weighted average number of common shares outstanding - basic		8,028,377	8,028,377
Weighted average number of common shares outstanding - fully diluted		8,028,377	8,028,377

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statements of Retained Earnings (Deficit)
Unaudited - Prepared by Management
(Expressed In Canadian dollars)

For the three months ended:	June 30	June 30
	2011	2010

Deficit, beginning of period	$(27,400,607)	$(20,663,417)

Net loss	(595,504)	(1,443,137)

Deficit, end of period	$(27,996,111)	$(22,106,554)

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statements of Cash Flows
Unaudited - Prepared by Management
(Expressed In Canadian dollars)

For the three months ended:	June 30	June 30
	2011	2010
Cash flows from operating activities:

Net loss	$(595,504)	$(1,443,137)

Items not involving cash:
Loss (income) from discontinued operations	77,282	(313,887)
Depreciation	1,215	7,168
Minority interest	-	(1,665)
Change in fair value of held for trading investments	260,665	1,257,464

Net change in non-cash working capital balances:
Accounts receivable	(38,618)	12,068
Prepaid expenses and deferred charges	30,686	55,497
Investments held for trading	(1,198,250)	1,244,763
Accounts payable and accrued liabilities	(237,219)	26,564
Derivatives held for trading	-	422,726
Net cash provided by (used in) operating activities	(1,699,743)	1,267,561

Cash flows from financing activities:
Operating line of credit	-	(55,000)
Minority interest	-	(702)
Net cash provided by (used in) financing activities	-	(55,702)

Cash flows from investing activities:
Loans receivable	(1,881,492)	-
Investments	-	21,505
Net cash provided by (used in) investing activities	(1,881,492)	21,505

Net change in cash from continuing operations	(3,581,235)	1,233,364

Cash flows from discontinued operations
Net cash provided by operating activities	(354,616)	(115,922)
Net change in cash from discontinued operations	(354,616)	(115,922)

Net change in cash	(3,935,851)	1,117,442

Cash, beginning of period	6,401,998	7,239,081
Add: cash, beginning of period for the discontinued operations	337,275	133,141
Less: cash, end of period for the discontinued operations	-	214,019

Cash, end of period	$2,803,422	$8,703,683

Supplemental cash flow information:
Interest paid	$3,354	$4,494
Income taxes paid	-	-

1.	Basis of presentation

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada. These interim financial statements do not include all the note disclosure required for annual financial statements and therefore should be read in conjunction with Envoy’s annual consolidated financial statements for the year ended September 30, 2010.

In the opinion of management, all adjustments considered necessary for fair presentation have been included. The results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period.

2.	Significant accounting policies

Accounting policies followed in the preparation of the June 30, 2011 interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements.

3.	Investments

	June 30 2011	September 30 2010

Investments held for trading

Publicly-traded investments
Equities	$3,193,908	$6,510,492
Derivatives	-	210,636

Total investments held for trading	$3,193,908	$6,721,128

Investments

Investment in Capital Pool Company	$-	$141,006

Total investments	$-	$141,006

As at June 30, 2011 the portfolio of investments held for trading was invested in marketable securities, including common shares and warrants.  The specific investments within the portfolio will vary depending on market conditions.

At September 30, 2010 Envoy owned an approximate 21% interest in Sereno Capital Corporation (“Sereno”), a Capital Pool Company.  Members of Envoy’s management group were also officers and directors of Sereno and exercised significant influence.    Accordingly, the investment in Sereno was accounted for using the equity method. In February 2011, Envoy sold its shares in Sereno at their original cost of $200,000 in a private transaction.  The gain on sale was included in investment income.

4.	Loan receivable

In May 2011, the Company advanced a loan in the principal amount of $1,850,000 to Merus Labs Inc.  The loan bears interest at 12%, compounded monthly, with principal and accrued interest payments due on the last business day of each month.  The loan matures November 10, 2011 and is secured by a promissory note, share pledge agreement and a general security agreement on the assets of Merus.

5.	Long-lived assets held for sale and discontinued operations

In April 2011, the Company announced that its board of directors had approved a plan to divest of its wholly-owned subsidiary, Watt International Inc.  As a result of this decision and progress made with respect to the plan, the Company has classified all related assets and liabilities as held for sale.

The following table presents selected financial information related to discontinued operations:

	June 30 2011	September 30 2010

Assets
Accounts receivable	2,084,831	2,074,304
Prepaid expenses	66,894	396,586
Property, plant and equipment	290,582	402,220

Total assets held for disposal	$2,442,307	$2,873,110

Liabilities
Accounts payable and accrued liabilities	$441,102	$519,342
Deferred revenue	224,753	92,956
Current portion of capital lease obligations	57,329	27,326
Long term capital lease obligations	98,296	70,178

Total liabilities related to assets held for disposal	$821,480	$709,802

	Three months ended June 30			Nine months ended June 30
	2011		2010	2011		2010

Net revenue		$1,689,067	$2,560,295		$5,488,241	$6,201,260

(Loss) earnings before income taxes		(77,282)	313,887		(484,372)	77,320

Income tax expense		-	-		-	-

(Loss) earnings from
discontinued operations	$	(77,282)	$313,887	$	(484,372)	$77,320

6.	Real estate

The Company currently owns two properties in Toronto, which it had planned to develop for resale.  Given market conditions, the Company made a decision not to develop the properties.  The properties have been recorded at fair value, net of disposal costs.  The Company recorded an impairment loss of approximately $134,000 in fiscal 2010, representing the difference between the carrying value at the time of impairment and the fair value.  This impairment loss was included in general and administrative expenses.

7.	Bank indebtedness

The Company had access to a revolving demand credit facility of $1 million in order to manage day-to-day operating requirements.  Amounts borrowed under the facility bore interest at the bank prime rate.  Drawings under the credit facility were secured by $2 million of the Company’s investment portfolio.  In March 2011, the Company cancelled its credit facility and withdrew the security portfolio.

8.	Derivatives held for trading

As part of its investment strategy, the Company maintained a portfolio of derivative instruments consisting of various put options on large cap U.S. publicly-traded companies.  The put option contracts were publicly traded and were recorded at fair value based on quoted market prices.

At June 30, 2011, the Company held no put option positions or other derivative liabilities.

9.	Minority interest

In February 2011, the Company made a decision to close its foreign subsidiary, Envoy Capital Group Monaco S.A.M. (“ECGM”) and move all assets back to Canada (see note 12 “Restructuring costs”). As part of the local requirements of incorporation, a small interest in the subsidiary was owned by two directors of ECGM who were residents of Monaco.   The ownership of 0.2% was reflected in the financial statements as minority interest.  In April 2011, the Company sold its ownership in ECGM to the minority holders.

10.	Share capital

Authorized: Unlimited common shares without par value

Issued:

	Nine months ended June 30, 2011		Fiscal year ended September 30, 2010
	Number of shares	Amount	Number of shares	Amount

Balance, beginning of period	8,028,377	$8,762,524	8,558,377	$9,340,990

Common shares issued (cancelled)
pursuant to:

Repurchase of shares under normal course issuer bid	-	-	(530,000)	(578,466)

Balance, end of period	8,028,377	$8,762,524	8,028,377	$8,762,524

On June 30, 2010, the Company received notice of acceptance by the Toronto Stock Exchange of its Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”).    Pursuant to the NCIB, Envoy proposed to purchase from time to time over the next 12 months, if considered advisable, up to an aggregate of 632,394 common shares, being 10% of the public float. Purchases were approved to commence on July 6, 2010 and conclude on the earlier of the date on which purchases under the NCIB have been completed and July 5, 2011.  No purchases were made under this issuer bid.

Pursuant to the NCIB which commenced on May 1, 2009 and concluded on April 30, 2010, Envoy proposed to purchase up to an aggregate of 682,723 common shares, being 10% of the public float.  In fiscal 2010, the Company repurchased and cancelled 530,000 common shares under this NCIB for cash consideration of $620,158.

11.	Management of capital

The Company includes the following in its definition of capital:

	June 30 2011	September 30 2010

Shareholders’ equity comprised of
Share capital	$8,762,524	$8,762,524
Contributed surplus	29,781,172	29,781,172
Deficit	(27,996,111)	(21,682,312)
	$10,547,585	$16,861,384

11.	Management of capital (continued)

The Company’s objectives when managing capital are:

(a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;

(b)	to give shareholders sustained growth in shareholder value by increasing shareholders’ equity;

(c)	to ensure that the Company maintains the level of capital necessary to meet the requirements of its bank; and

(d)	to maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.

The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by:

(a)	realizing proceeds from the disposition of its investments;

(b)	utilizing leverage in the form of third party debt and the Company’s bank credit line (bank indebtedness);

(c)	raising capital through equity financings; and

(d)	purchasing the Company’s own shares for cancellation pursuant to its normal course issuer bid.

The Company is not subject to any capital requirements imposed by a regulator. There were no changes in the Company’s approach to capital management during the period. To date, the Company has not declared any cash dividends to its shareholders as part of its capital management program. The Company’s management is responsible for the management of capital and monitors the Company’s use of various forms of leverage on a daily basis. The Company’s current capital resources are sufficient to discharge its liabilities as at June 30, 2011.

12.	Financial instruments

The Company’s carrying value of cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities approximate their fair values due to the immediate or short term maturity of these instruments.

The following table summarizes information about the Company’s financial assets and liabilities with respect to the hierarchy of valuation techniques the Company utilized to determine fair value:

12.	Financial instruments (continued)

	June 30, 2011	Significant Observable Inputs (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Cash	$2,803,422	$2,803,422	$-	$-
Investments held for trading	3,193,908	3,048,295	145,613	-
Loans receivable	1,881,492	1,881,492

	$7,878,822	$7,733,209	$145,613	$-

Liabilities:
	$-		$-	$-

	$-	$-	$-	$-

	September 30, 2010	Significant Observable Inputs (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Cash	$8,435,679	$8,435,679	$-	$-
Investments held for trading	6,721,128	6,529,457	191,671	-
Investments	141,006	141,006	-	-

	$15,297,813	$15,106,142	$191,671	$-

Liabilities:
Derivatives held for trading	$775,318	$775,318	-	-

	$775,318	$775,318	$-	$-

The investment operations of the Company’s business involve the purchase and sale of securities and, accordingly, the majority of the Company’s assets are currently comprised of financial instruments. The use of financial instruments can expose the Company to several risks, including market, credit and liquidity risks. Apart from the risks listed below, management is of the opinion that they are not exposed to any other significant risks. A discussion of the Company’s use of financial instruments and its risk management is provided below.

12.	Financial instruments (continued)

(i)	Liquidity risk

Liquidity risk is the risk that the Company will have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition.

The Company generates cash flow primarily from its financing activities and proceeds from the disposition of its investments, in addition to interest and dividend income earned on its investments. From time to time, the Company will invest in private equities which have no immediate market and would be illiquid until one is created.  Investments in private equities tend to be relative small, comprising less than 5% of available capital and the Company has sufficient marketable securities which are freely tradable and relatively liquid to fund its obligations as they become due under normal operating conditions.

(ii)	Market risk:

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates, and equity and commodity prices. The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favourable prices. The Company manages market risk by having a portfolio which is not singularly exposed to any one issuer or class of issuers. The Company also has set thresholds on purchases of investments over which the approval of the board of directors is required.

The following table shows the estimated sensitivity of the Company’s after-tax net income (loss) for the quarter ended June 30, 2011 from a change in the closing price of the Company’s investments with all other variables held constant as at June 30, 2011:

Percentage change in closing price	Change in net after-tax income (loss) from % increase in closing price	Change in net after-tax income (loss) from % decrease in closing price

2%	$83,274	$(83,274)
4%	166,548	(166,548)
6%	249,823	(249,823)
8%	333,097	(333,097)
10%	416,371

12.	Financial instruments (continued)

(iii)	Currency risk:

The Company is subject to currency risk through its activities in Europe and sales to foreign based clients. The Company invoices a substantial portion of its consumer branding customers in foreign currency and, as such, changes in the exchange rate affect the operating results of the Company.  The Company uses forward contracts and other derivative instruments to reduce its exposure to foreign currency risk.  Dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency contracts.  At June 30, 2011, the Company held no outstanding foreign exchange forward contracts or futures and there are no liabilities associated with these instruments.  The gains and losses from these contracts have been included in investment income for the period.

The following assets and liabilities were denominated in foreign currencies at June 30, 2011:

	June 30 2011	September 30 2010

Denominated in U.S. dollars
Cash	$330,288	$4,211,267
Investments held for trading	2,287	5,417,345
Assets held for disposal	463,366	377,370
Accounts payable and accrued liabilities	-	(124,539)
Liabilities related to assets held for disposal	(61,665)	(24,968)
Derivatives held for trading	-	(775,318)

Net assets denominated in U.S. dollars	$734,276	$9,081,157

Denominated in Danish kroner
Investments held for trading	$-	$61,080

Net assets denominated in Danish kroner	$-	$61,080

Denominated in European euros
Cash	$-	$(34,668)
Accounts payable	-	(40,892)

Net assets denominated in European euros	$-	$(75,560)

12.	Financial instruments (continued)

The following table shows the estimated sensitivity of the Company’s after-tax net income (loss) for the quarter ended June 30, 2011 from a change in all foreign currencies (U.S. dollars, Danish kroner and European euros) with all other variables held constant as at June 30, 2011:

Percentage change in foreign currencies	Change in net after-tax income (loss) from % increase in foreign currency	Change in net after-tax income (loss) from % decrease in foreign currency

2%	$14,686	$(14,686)
4%	29,371	(29,371)
6%	44,057	(44,057)
8%	58,742	(58,742)
10%	73,428	(73,428)

(iv)	Credit risk:

The Company manages its credit risk with respect to accounts receivable by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services.

Certain of the Company’s financial assets, including cash and cash equivalents are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company.  The Company may, from time to time, invest in debt obligations.   The Company may also be exposed, in the normal course of business, to credit risk from advances to investee companies.

(v)	Interest rate risk:

Interest risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities.  At June 30, 2011, the Company had minimal exposure to liabilities which bore interest at rates fluctuating with the prime rate or overnight lending rate. The Company has a credit facility which can be repaid by the Company at any time, without notice or penalty, which provides the Company with some ability to manage and mitigate its interest risk. It is management’s opinion that the Company is not exposed to significant interest rate risk.

13.	Restructuring costs

On February 10, 2011, the Company announced that the independent members of its board of directors had approved the completion of a restructuring designed to significantly reduce the Company’s corporate structure and associated costs.  As part of the restructuring, the Company has transferred all of its assets in Envoy Capital Group Monaco S.A.M. to itself in Canada and going forward will operate its merchant banking business solely from its offices in Toronto, Ontario.

The decision to complete the Restructuring was made to increase the Company’s profitability over the long-term. The restructuring involved significant changes to executive management.  To this effect, the Company recorded and paid $6,061,413 in restructuring expenses in fiscal 2011 relating to severance and other costs.

In December 2009, the Company announced that its Board of Directors had made a decision to implement a restructuring plan at the executive level.   The restructuring involved the downsizing of its executive management and the consolidation of certain financial reporting responsibilities.  To this effect, the Company recorded and paid $2,414,948 in restructuring expense in fiscal 2010 relating to severance and other costs.

14.	Segmented information

Summary of financial information concerning the Company’s operating segments is shown in the following tables:

(a)	Nine months operating results

			For the nine months ended June 30, 2011
	Consumer and Retail Branding	Merchant Banking	Corporate	Total
Net revenue	$-	$1,689,329	$-	$1,689,329

Operating expenses:
Salaries and benefits	-	320,620	508,831	829,451
General and administrative	-	85,886	457,455	543,341
Occupancy costs	-	35,820	29,037	64,857

Depreciation	-	11,397	4,450	15,847

Interest expense	-	1,455	9,410	10,865

Income (loss) before restructuring
expense, income taxes, minority
interest and discontinued operations	-	1,234,151	(1,009,183)	224,968

Restructuring expense				6,061,413

Income tax expense				-

Loss before minority interest				(5,836,445)

Minority interest				(7,018)

Loss from continuing operations				(5,829,427)

Loss from discontinued operations				(484,372)

Net loss				$(6,313,799)

14.	Segmented information (continued)

			For the nine months ended June 30, 2010
	Consumer and Retail Branding	Merchant Banking	Corporate	Total

Net revenue	$-	$220,995	$-	$220,995

Operating expenses:
Salaries and benefits	-	661,135	869,688	1,530,823
General and administrative	-	180,851	638,077	788,928
Occupancy costs	-	45,153	41,308	86,461

Depreciation	-	14,639	8,424	23,063

Interest expense	-	16,087	8,118	24,205

Loss before restructuring
expense, income taxes, minority
interest and discontinued operations	-	(696,870)	(1,565,615)	(2,232,485)

Restructuring expense				2,414,948

Income tax expense				-

Loss before minority interest				(4,647,433)

Minority interest				(3,379)

Loss from continuing operations				(4,644,054)

Earnings from discontinued operations				77,320

Net loss				$(4,566,734)

14.	Segmented information (continued)

(b)	Three months operating results

			For the three months ended June 30, 2011
	Consumer and Retail Branding	Merchant Banking	Corporate	Total

Net revenue	$-	$(226,742)	$-	$(226,742)

Operating expenses:
Salaries and benefits	-	20,794	105,667	126,461
General and administrative	-	5,113	144,819	149,932
Occupancy costs	-	2,281	11,591	13,872

Depreciation	-	200	1,015	1,215

Interest expense	-	-	-	-

Loss before income taxes, minority
interest and discontinued operations	-	(255,120)	(263,092)	(518,222)

Income tax expense				-

Loss before minority interest				(518,222)

Minority interest				-

Loss from continuing operations				(518,222)

Earnings from discontinued operations				(77,282)

Net loss				$(595,504)

14.	Segmented information (continued)

			For the three months ended June 30, 2010
	Consumer and Retail Branding	Merchant Banking	Corporate	Total

Net revenue	$-	$(1,193,155)	$-	$1,367,140

Operating expenses:
Salaries and benefits	-	192,603	218,153	410,756
General and administrative	-	23,827	92,179	116,006
Occupancy costs	-	14,304	12,806	27,110

Depreciation	-	4,443	2,725	7,168

Interest expense	-	-	4,494	4,494

Loss before income taxes, minority
interest and discontinued operations	-	(1,428,332)	(330,357)	(1,758,689)

Income tax expense				-

Loss before minority interest				(1,758,689)

Minority interest				(1,665)

Loss from continuing operations				(1,757,024)

Earnings from discontinued operations				313,887

Net loss				$(1,443,137)

(c)  Summary of total assets

	Assets Held For Disposal	Merchant Banking	Corporate	Total

June 30, 2011	$2,442,307	$8,994,822	$107,988	$11,545,117

September 30, 2010	$2,873,110	$16,550,878	$145,565	$19,569,553

Envoy Capital Group Inc.
Management Discussion and Analysis
Third Quarter of Fiscal 2011
August 10, 2011

This section of our interim report sets forth Management’s Discussion and Analysis (“MD&A”) of the financial performance of Envoy Capital Group Inc. (“Envoy”, “the Company”, “we” or “us”) for the three and nine month periods ended June 30, 2011 compared to the three and nine month periods ended June 30, 2010.

The analysis should be read in conjunction with the unaudited interim consolidated financial statements (the “Financial Statements”) for the period ended June 30, 2011, including the accompanying notes, which are presented elsewhere in this report as well as the annual audited consolidated financial statements and the MD&A presented in the Annual Report to Shareholders for the year ended September 30, 2010

The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States.  A description of the significant differences, as applicable to the Company, is included in Note 21 to the September 30, 2010 year end audited financial statements.

The discussion, analysis and financial review are presented in the following sections:

1.	Executive Summary
2.	Results of Operations
3.	Summary of Quarterly Results
4.	Commitments and Contractual Obligations
5.	Liquidity and Capital Resources
6.	Related Party Transactions
7.	Critical Accounting Policies
8.	Risks and Uncertainties
9.	Evaluation of Disclosure Controls and Procedures
10.	Updated Share Information
11.	Other Information
12.	Forward Looking Statements

1.	EXECUTIVE SUMMARY

Envoy conducts its business through two reportable operating segments: the Consumer and Retail Branding Group and the Merchant Banking Group.  In addition, Envoy has a “Corporate Group” which provides certain administrative, accounting, financial, regulatory reporting and legal functions.

In February 2011, the Company completed a restructure of its management group, including four new board members.  The Company plans to focus its efforts on growing its merchant banking business and exploring new opportunities.  In conjunction with the restructuring, the Company announced in April 2011 that it has made a decision to divest of its consumer and retail branding business.  In accordance with that decision, the operations of the Consumer and Retail Branding segment have been included in the current results as discontinued operations, and related assets and liabilities have been classified as held for sale.

Corporate History

On March 30, 2007 the shareholders voted to amend the Company’s articles of incorporation by changing its name to Envoy Capital Group Inc. and removing the maximum number of common shares that the Company is authorized to issue.  In addition, the shareholders also voted to reduce the stated capital of the Company’s common shares by $40.3 million for the purpose of eliminating the deficit on the consolidated balance sheet of the Company as at September 30, 2006.

On May 1, 2009, the Company initiated a Normal Course Issuer Bid.  In fiscal 2010, the Company repurchased and cancelled 530,000 common shares under this NCIB for cash consideration of $620,158.

Effective September 15, 2006, Envoy sold its wholly owned subsidiary, ECGH, including Parker Williams and Watt Gilchrist Limited (“Gilchrist”), for $27.0 million cash and recorded a net gain of $5.7 million on the sale.

On September 15, 2006, the Company announced its intention to repurchase its common shares under a substantial issuer bid in the form of a modified “Dutch Auction” tender offer. On January 30, 2007, the Company took up and paid for 9,002,383 shares at a purchase price of US$2.70 per share for a total purchase price of US$24.4 million (CDN$28.7 million).

In November 2008, the Company established a foreign subsidiary, Envoy Capital Group Monaco, S.A.M (“Envoy Monaco”) which was responsible for carrying on Envoy’s merchant banking business.  In February 2011, in conjunction with a change in management, the Company made the decision to divest of the subsidiary and repatriate its assets back to Canada.

Passive Foreign Investment Company Status

Based on the 2010 year-end financial statements, the Company confirms that it will be characterized as a passive foreign investment company ("PFIC") under the U.S. Internal Revenue Code for the fiscal year ended September 30, 2010, and may be a PFIC for subsequent fiscal years.

The application of the PFIC rules is complex. U.S. shareholders are urged to consult their own tax advisors about the U.S. federal income tax consequences of owning and disposing of stock in a PFIC, and about the advisability, procedure and timing of their making any of the available tax elections, including a “qualified electing fund” or "mark-to-market" elections.  U.S. shareholders who choose to make a QEF election should refer to the Envoy website at www.envoy.to following Envoy's fiscal year end in order to receive the necessary financial information.

Consumer and Retail Branding Overview

The operations of the Branding segment were carried out through Envoy’s wholly owned Canadian subsidiary, Watt International Inc. (“Watt”).  Watt’s services, including brand strategy and design, retail consulting and package design, were provided to a broad range of customers in various segments of the market.  In the last few years, Watt transformed its business model to become a more strategically driven agency better positioned to retain and service existing clients by providing innovative solutions in domestic and international markets.  In conjunction with a change and management at Envoy and a desire to focus on the merchant banking division, a decision was made in the third quarter to divest of Watt.

Merchant Banking Overview

In Fiscal 2006, Envoy’s board of directors approved the creation of a merchant banking operation focused on providing financial services as well as equity and debt capital to small and mid-cap companies. Envoy Capital Group was officially launched in fiscal 2007.

The Merchant Banking segment investments currently consist of a blend of professionally managed market diversified funds and direct investments in growth stage public companies.  The Merchant Bank business earnings consist of both realized and unrealized gains in the fair value of its investments, plus dividends and interest income.

Operating costs for the Merchant Banking segment are comprised of salaries and benefits, general and administrative expenses and occupancy costs. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which are expensed as incurred.  General and administrative costs include business development, office costs, technology, professional services and foreign exchange gains and losses.  Occupancy costs represent the costs of leasing and maintaining company premises.

2.	RESULTS OF OPERATIONS

Three Months Ended June 30, 2011 Compared To Three Months Ended June 30, 2010

On a consolidated basis, the net loss for the third quarter of fiscal 2011 was ($0.6) million compared with net loss of ($1.4) million for the third quarter of fiscal 2010.  Excluding discontinued operations, the net loss for the third quarter of fiscal 2011 was ($0.5) million, compared to a loss of ($1.8) million in the same period last year.

On a fully diluted per share basis the net loss for this year’s third quarter was ($0.07) per share compared to net loss of ($0.18) per share last year.

Merchant Banking Segment

Investment income from merchant banking activities includes realized and unrealized gains and losses from the Company’s investments plus interest and dividend income earned during the period.

Net investment losses for the merchant banking division were ($0.2) million for the three month period ended June 30, 2011, compared to losses of ($1.2) million for the same period last year.  The Company’s third quarter was a difficult one from an investment perspective.  Increasing volatility in the broader market and reduced trading volumes contributed to weak or negative returns in most sectors.  Envoy’s portfolio outperformed the domestic market during the third quarter but was unable to generate positive returns.  The Company’s portfolio sustained a loss of approximately 2.2% during the third quarter.  As benchmarks, the TSX Composite index experienced a drop of 5.8% during the quarter, while the major U.S. indexes were relatively flat at a gain of approximately 0.8% for the Dow Jones Industrial Average, and a loss of 0.4% for the S&P 500 Index.

Going forward, investment gains will be a function of general market and economic conditions as well as the success of individual securities selected for investment.  Accordingly, the income generated from such investment activity is unlikely to be consistent from period to period.

Operating expenses, excluding depreciation, were less than $0.1 million for the current quarter, compared to $0.2 million for the same period last year. The main reason for the reduction was lower labour and general and administrative costs as a result of the decision to close the Monaco office in February 2011 and move the operations back to Canada.

Salaries and benefits expenses for the current quarter were $0.1 million, compared to $0.2 million in the third quarter last year, mainly as a result of the executive restructuring undertaken in February 2011.  General and administrative expenses were less than $0.1 million in both the current quarter and the same quarter last year.

Occupancy costs in the third quarter of fiscal 2011 and for the same period last year was less than $0.1 million.  Depreciation expense was minimal for both the current quarter and the same period last year.

Corporate

Corporate expenses include salaries and benefits for the accounting, financial and administrative functions of Envoy.  In addition, the corporate expenses include the costs of regulatory compliance such as audit and legal expenses, board fees, listing fees and shareholder relations.  Costs incurred by the corporate component during the quarter totaled less than $0.3 million, slightly lower than the same quarter last year. The main reason for the reduction was lower labour costs as a result of restructuring the executive group last year.

Income Taxes

There was no income tax expense or recovery for the current period.  The reason for the disparity from the substantially enacted tax rate of 31% was an adjustment to the value of the future tax asset based on the Company’s results for the third quarter.  The Company has considerable tax loss carryforwards and other tax assets related to timing differences, but has not reflected these assets on the books as they do not meet the criteria for recognition.

Discontinued Operations

Discontinued operations reflect the results of the Company’s Consumer and Retail branding unit which was put up for sale in the third quarter.  It is anticipated that a sale of this unit will occur within the fourth quarter of fiscal 2011. The net loss from discontinued operations for the three months ending June 30, 2011 was ($0.1 million), compared to net income of $0.3 million in the same period last year.  There was no income tax expense related to discontinued operations in either the current or prior period.

Net Loss

The net loss from continuing operations for the three months ended June 30, 2011 was ($0.5) million, compared to a net loss from continuing operations of (1.8) million for the three months ended June 30, 2010.  Including discontinued operations, the net loss for the three months ended June 30, 2011 was ($0.6) million, compared to a net loss of ($1.4) million in the same period last year.  On a per share basis the net loss in the current quarter was ($0.07) per share compared to a net loss of ($0.18) per share in the same period last year.

The earnings per share calculations are based on fully diluted weighted average shares outstanding of 8,028,377 for both the current and prior year period.

Nine Months Ended June 30, 2011 Compared To Nine Months Ended June 30, 2010

On a consolidated basis, the net loss for the first nine months of fiscal 2011 was ($6.3) million compared with a net loss of ($4.6) million for the first nine months of fiscal 2010.  Excluding restructuring costs, the net loss for the first nine months of fiscal 2011 was ($0.2) million and ($2.2) million for the comparative period.

On a fully diluted per share basis the net loss for this year’s first nine months was ($0.79) per share compared to a net loss of ($0.55) per share for the same period last year.

Merchant Banking Segment

Net investment gains for the Merchant Banking segment were $1.7 million for the nine month period ended June 30, 2011, compared to $0.2 million for the same period last year.

Envoy adopted a more aggressive stance in its investments going into the current fiscal year in order to attempt to take advantage of optimism in the overall market.  While this strategy was effective at generating solid gains in the first quarter, the second quarter market correction continued on into the third quarter leading to mixed results for the nine month period.  Also in the second quarter, the Company initiated a restructuring plan which impacted the merchant banking operations. Management adopted a more passive approach in the third quarter as risk fears in the market began to increase. A weak housing market, increasing unemployment, heightened sovereign debt risk and a rise in inflation took a toll on the investor psyche and the overall market.  Despite these headwinds, the Merchant Bank segment was able to outperform the broader market benchmarks, generating a nine month return of approximately 16.7%.   By comparison, the S&P/TSX Composite Index reflected a 7.5% increase for the first nine months of fiscal 2011.  The major U.S. market indices did considerably better, with a 15.1% increase in the Dow Jones Industrial Average and a 15.7% increase in the S&P 500 index.  However, market conditions continue to be volatile.  Leading economic indicators have shown a steady decline.  Going forward, investment gains will be a function of general market and economic conditions as well as the success of individual securities selected for investment.  Accordingly, the income generated from such investment activity is unlikely to be consistent from period to period.

Operating expenses, excluding depreciation, were $0.5 million for the current year compared to $0.9 million for the same period last year.  The Company experienced a sizeable decrease in expenses due mainly to the restructuring which occurred mid-second quarter.

Salaries and benefits expenses were $0.3 million for the first nine months of fiscal 2011 and $0.7 million for the same period last year, while general and administrative expenses were $0.1 million in both the current year and $0.2 million in the same period last year.

Occupancy costs and depreciation expense were similar in both the current year and prior year at less than $0.1 million.

Corporate

Costs incurred by the Corporate component during the first nine months of fiscal 2011 totaled approximately $1.0 million, compared to $1.6 million in the first nine months last year.  Cost reductions from the recent restructurings have generated significant savings over the past eighteen months.

Income Taxes

There was no income tax expense or recovery for the current period.  The reason for the disparity from the substantially enacted tax rate of 33% was an adjustment to the future value of the tax asset based on the Company’s results for the first nine months.  The current value of the tax asset reflects management’s assessment of those timing differences and loss carryforwards which are more likely than not to be used in future periods.

Discontinued Operations

The net loss from discontinued operations was ($0.5) million for the first nine months of fiscal 2011, compared to a net income of $0.1 million in the same period last year.

Net Loss

Net loss for the nine months ended June 30, 2011 was ($6.3) million, compared to a loss of ($4.6) million for the nine months ended June 30, 2010.  The net loss from continuing operations was ($5.8) million for the nine months ended June 30, 2011, compared to net loss of ($4.6) million in the same period last year. On a per share basis, the net loss in the current period was ($.79) per share compared to a loss of ($.55) per share for the same period last year.

The earnings per share calculations are based on fully diluted weighted average shares outstanding of 8,028,377 for the current year compared to 8,302,652 for the same period last year.

3.	SUMMARY OF QUARTERLY RESULTS

	Q3 2011	Q2 2011	Q1 2011	Q4 2010

Net revenue	($0.22) million	$0.34 million	$1.57 million	$0.89 million

Net earnings (loss):
From continuing operations	($0.52) million	($5.80) million	$0.96 million	$0.31 million
Including discontinued operations	($0.59) million	($6.43) million	$0.72 million	$0.42 million

Net earnings (loss) per share:
From continuing operations:
Basic	$(0.06)	$(0.67)	$0.11	$0.04
Diluted	$(0.06)	$(0.67)	$0.11	$0.04
Including discontinued operations:
Basic	$(0.07)	$(0.80)	$0.09	$0.05
Diluted	$(0.07)	$(0.80)	$0.09	$0.05

	Q3 2010	Q2 2010	Q1 2010	Q4 2009

Net revenue	($1.19) million	$1.48 million	($0.07) million	$ 0.83 million

Net earnings (loss):
From continuing operations	($1.75) million	$0.68 million	($3.58) million	($3.81) million
Including discontinued operations	($1.44) million	$0.89 million	($4.02) million	($6.38) million

Net earnings (loss) per share:
From continuing operations:
Basic	$(0.22)	$0.13	$(0.42)	$(0.44)
Diluted	$(0.22)	$0.13	$(0.42)	$(0.44)
Including discontinued operations:
Basic	$(0.18)	$0.15	$(0.47)	$(0.74)
Diluted	$(0.18)	$0.15	$(0.47)	$(0.74)

4.	COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Set out below is a summary of the amounts due and committed under contractual obligations at June 30, 2011:

	Total	Due in year 1	Due in year 2	Due in year 3

Operating leases	$63,150	$63,150	$-	$-
Capital leases	-	-	-	-
Total contractual cash obligations	$63,150	$63,150	$81,814	$46,898

5.	LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2011, Envoy had working capital of $9.4 million, compared to approximately $15.2 million as at September 30, 2010. Included in working capital is an investment portfolio of marketable securities, the current portion of which was $3.2 million at June 30, 2011 and $6.7 million at September 30, 2010.   The principal reason for the decrease was the payment of significant restructuring costs.

Approximately $3.2 million in cash was used by operations during the nine months ended June 30, 2011, compared to approximately $4.9 million cash used by operations for the nine months ended June 30, 2010.  The main use of funds in the current and prior period was payment of restructuring expenses.  Funds were made available mainly through liquidation of investments held for trading.

The Company’s investment portfolio is highly liquid and currently includes a large cash component, however, the Company no longer maintains an operating line of credit for the merchant bank division. Previously, the revolving credit facility was available up to a maximum of $1.0 million.  The Company continues to maintain a revolving demand facility for day-to-day requirements in the Consumer and Retail Branding segment.  The Company has no current or expected future requirements for access to additional credit.

6.	TRANSACTIONS WITH RELATED PARTIES

At September 30, 2010 Envoy owned an approximate 21% interest in Sereno Capital Corporation (“Sereno”), a Capital Pool Company.  Members of Envoy’s management group were also officers and directors of Sereno and exercised significant influence.    Accordingly, the investment in Sereno was accounted for using the equity method. In February 2011, Envoy sold its shares in Sereno in a private transaction.

Related party transactions are recorded at the exchange amount, being the amount agreed to by the related parties.

7.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The significant accounting policies used by Envoy in preparing its Financial Statements are described in Note 2 to the Financial Statements and should be read to ensure a proper understanding and evaluation of the estimates and judgments made by management in preparing those Financial Statements.  Envoy’s Financial Statements are prepared in accordance with Canadian generally accepted accounting principles.  Envoy also prepared a reconciliation to United States generally accepted accounting principles, which is included in Note 21 to the annual consolidated financial statements.

Inherent in the application of some of these policies is the judgment by management as to which of the various methods allowed under generally accepted accounting principles is the most appropriate to apply in the case of Envoy.  As well, management must take appropriate estimates at the time the Financial Statements are prepared.

Although all of the policies identified in Note 2 to the Financial Statements are important in understanding the Financial Statements, the policies discussed below are considered by management to be central to understanding the Financial Statements, because of the higher level of measurement uncertainties involved in their application.

Revenue Recognition – Merchant banking segment

Securities transactions are recorded on a trade-date basis.  Changes in fair value of held-for-trading investments are reflected in the consolidated statements of operations.  Dividend income is recorded on the ex-dividend date.  Interest income is recorded on an accrual basis.

Financial Instruments

Financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below.  Their classification depends on the purpose for which the financial instruments were acquired or issued, their characteristics and the Company’s designation of such instruments.  The standards require that all financial assets be classified either as held-for-trading (“HFT”), available-for-sale (“AFS”), held-to-maturity (“HTM”), or loans and receivables.  The standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS financial assets that do not have quoted market prices in an active market.

HFT financial assets are financial assets typically acquired for resale prior to maturity.  They are measured at fair value at the balance sheet date.  Interest and dividends earned, gains and losses realized on disposal and unrealized gains and losses from market fluctuations are included in net revenue for the period.

HTM financial assets are those non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables that an entity has the positive intention and ability to hold to maturity.  These financial assets are measured at amortized cost.

AFS financial assets are those non-derivative financial assets that are designated as AFS, or that are not classified as loans and receivables, HTM investments or HFT.  AFS financial assets are carried at fair value with unrealized gains and losses included in Other Comprehensive Income (OCI) until realized when the cumulative gain or loss is recognized in net income.

Loans and receivables are accounted for at amortized cost using the effective interest method.

At each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the consolidated financial statements.

(i) Publicly-traded investments:

Securities which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted market prices at the consolidated balance sheet dates or the closing price on the last day the security traded if there were no trades at the consolidated balance sheet dates.

Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer may be recorded at amounts discounted from market value. In determining whether a discount is appropriate for such investments, the Company considers the nature and length of the restriction, the business risk of the investee company, its stage of development, market potential, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments.

(ii) Privately-held investments:

Securities in privately-held companies designated as HFT are recorded at fair value based on objective evidence including recent arm’s length transactions between knowledgeable, willing parties, such as significant subsequent equity financing by an unrelated, professional investor, discounted cash flow analysis, operational results, forecasts and other developments since acquisition.

Income Taxes

Envoy accounts for income taxes using the asset and liability method.  Under this method, future income taxes are recognized at the enacted or substantially enacted tax rate expected to be applicable at the anticipated date of the reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items.  Future income tax assets and liabilities are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future operating results and future tax rates could vary materially, and accordingly the value of income tax assets and liabilities could change by material amounts.

International Financial Reporting Standards (“IFRS”)

The CICA plans to incorporate IFRS into the CICA Handbook as a replacement for current Canadian Generally Accepted Accounting Principles for most publicly accountable enterprises effectively for fiscal years beginning on or after January 1, 2011. The Company thus will apply IFRS in fiscal 2012. The Company will require restatement for comparative purposes of amounts reported by the Company for the year ending September 30, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS has not been determined at this time. The Company has identified a three-phase transition plan: initial diagnostic assessment and scoping, in-depth analysis and assessment, and implementation.

The initial diagnostic assessment and scoping includes the identification of significant differences between existing Canadian GAAP and IFRS as relevant to the Company’s specific situation. The initial assessment will be followed by an in-depth analysis and assessment which includes the identification, evaluation and selection of the accounting policies necessary for the Company to changeover to IFRS. This phase will also identify all internal procedures and systems that have to be updated in order for the Company to comply with IFRS requirements. In the third phase, the Company will implement the accounting changes and the required modifications to internal procedures, controls and systems.

As at June 30, 2011, the Company has completed phases one and two of its transition plan and have identified the areas that potentially have significant impact on the Company’s financial reports: accounts receivable and net revenue from the consumer and retail branding business. At this time, the Company has not determined the full financial impact of the transition to IFRS. In addition, the Company anticipates a significant increase in disclosure requirements under IFRS and such requirements are also being evaluated along with the necessary system changes required to gather, process and review such disclosure. The Company does not anticipate any significant changes to its information technology, internal controls over financial reporting, disclosure controls and procedures or its business activities as a result of the conversion to IFRS. The Company has commenced phase three of its transition plan during the fourth quarter of fiscal 2011.

8.	RISKS AND UNCERTAINTIES

Envoy management monitors, understands and manages the risks associated with its business transactions and the general economic environment in which it operates.  Risks reflect uncertainty regarding potential outcomes from changes in political, economic and capital market conditions.  Envoy is subject to these risks and uncertainties and actively manages them as follows:

General economic conditions

The merchant banking industry is subject to general market conditions and investment returns may vary significantly from period to period.  Envoy attempts to manage its business with a focus on wealth protection while maintaining steady growth.  Investments are usually very liquid and investment horizons consistently monitored.

Market risk

Market risk is the risk of loss of value in Envoy's portfolios resulting from changes in interest rates, foreign exchange rates, credit spreads, and equity prices. The Company mitigates this risk by employing a professional investment manager and by ensuring that the portfolio is well diversified.

Key personnel

Envoy’s success depends in part upon its ability to hire and retain key senior management and skilled technical, client service and creative personnel able to create and maintain solid relationships with clients.  An inability to hire or retain qualified personnel could have a material adverse effect on Envoy.  To reduce the risk of losing valued employees, Envoy strives to maintain a positive work environment that values the contributions of its employees.
Interest and Credit risk

Certain of the Company’s financial assets, including cash and investments are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company.  The Company may, from time to time, invest in debt obligations.   The Company is also exposed, in the normal course of business, to credit risk from the sale of its investments and advances to investee companies.

The Company believes it is not significantly exposed to interest risk as investments in loans and debt obligations comprise a small percentage of the Company’s total investments.  Interest exposure is limited on fixed income securities as they are held for trading and bought and sold on a short term basis. As at June 30, 2011, the Company had minimal exposure to liabilities which bore interest at rates fluctuating with the prime rate or overnight lending rate. The Company has a credit facility which can be repaid by the Company at any time, without notice or penalty, which provides the Company with some ability to manage and mitigate its interest risk.

Future investments

The Company identifies, assesses and reviews potential investment opportunities on an ongoing basis. As part of the review, the Company conducts business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular transaction. Despite the Company’s efforts, it may be unsuccessful in ascertaining or evaluating all such risks. As a result, it might not realize the intended advantages of any given investment and may not identify all of the risks relating to the investment which could adversely impact the Company’s business, operating results and financial condition.

9.	EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company has established, and is maintaining, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is disclosed in annual filings, interim filings or other reports and recorded, processed, summarized and reported within the time periods specified as required by securities regulations.  Management has evaluated the effectiveness of the Company's disclosure controls and procedures as at June 30, 2011 and, given the size of the Company and the involvement at all levels of the Chief Executive Officer, Chief Financial Officer and other senior officers, believes that they are sufficient to provide reasonable assurance that the Company's disclosures are compliant with securities regulations.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP, and reconciled to US GAAP, as applicable.

Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of June 30, 2011.

10.	UPDATED SHARE INFORMATION

As at June 30, 2011, there were 8,028,377 common shares of Envoy issued and outstanding.  The same number of shares was issued and outstanding at September 30, 2010.

11.	OTHER INFORMATION

Additional information relating to Envoy, including our Annual Information Form is available on SEDAR at www.sedar.com.

12.	FORWARD LOOKING STATEMENTS

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent Envoy’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, many of which are beyond the control of Envoy. These factors could cause actual results to differ materially from such forward-looking statements. These factors include but are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in our industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in Envoy’s Annual Report or Form 20-F filed with the U.S. Securities and Exchange Commission, or Envoy’s Annual Information Form filed with the Canadian securities authorities. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions identify certain of such forward looking statements, which are valid only as of the date on which they are made. In particular, statements relating to future growth are forward looking statements. Envoy disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements

Shareholder Information

HEAD OFFICE	OFFICERS	AUDITORS

30 St. Patrick Street	Robert Pollock	Meyers Norris Penny LLP
Suite 301	President and	2 Bloor St. E., Suite 1100
Toronto, Canada M5T 3A3	Chief Executive Officer	Toronto, Canada M4W 1A8

Telephone: (416) 593-1212	Andrew Patient	BANKERS
Facsimile: (416) 593-4434	Chief Financial Officer
RBC Royal Bank
	Darlene Soper	200 Bay Street
	Secretary	Toronto, Canada M5J 2J5

DIRECTORS	AUDIT COMMITTEE	LEGAL COUNSEL (CANADA)

John Campbell	Dave Guebert (Chair)	Peterson Law Professional Corporation
President,	Tim Sorensen	390 Bay Street, Suite 806
Teslin Mines Ltd.	John Campbell	Toronto, Canada M5H 2Y2

	COMPENSATION COMMITTEE	LEGAL COUNSEL (USA)

Dave Guebert	John Campbell (Chair)	Cassels Brock & Blackwell LLP
Chief Financial Officer,	Tim Sorensen	2100 Scotia Plaza
Primary Corp.	Dave Guebert	40 King Street West
Toronto, Canada M5H 3C2
Robert Pollock	NOMINATING AND CORPORATE GOVERNANCE COMMITTEE	INVESTOR RELATIONS
Chief Executive Officer,
Primary Capital Inc.	Tim Sorensen (Chair)	E-mail: info@envoy.to
	John Campbell	Additional information is
	Dave Guebert	available on our website
Tim Sorensen		at www.envoy.to
President,	TRANSFER AGENT
Primary Capital Inc.		STOCK TRADING INFORMATION
Computershare Trust Company
	of Canada	Toronto Stock Exchange: ECG
	100 University Avenue, 9th Floor	NASDAQ Stock Market: ECGI
Toronto, Canada M5J 2Y1